Exhibit (a)(5)(D)

XOMA Royalty Announces Closing of Transactions to Acquire LAVA Therapeutics N.V.

EMERYVILLE, Calif., November 21, 2025, (GLOBE NEWSWIRE) – XOMA Royalty Corporation (“XOMA Royalty”) (Nasdaq: XOMA) today announced it has successfully completed its previously announced acquisition of all the outstanding common shares of LAVA Therapeutics N.V. (“LAVA”) (NASDAQ: LVTX) with a nominal value of €0.12 per share (“Shares”). LAVA shareholders received $1.04 in cash per Share and a non-transferrable contingent value right (“CVR”) per Share representing the right to receive certain cash payments, including (A) the right to receive, among other things, 75% of any net proceeds related to LAVA’s two partnered assets plus 75% of any net proceeds from any out license or sale of LAVA’s unpartnered programs plus (B) the right to receive up to approximately $0.23 per CVR depending on the final determination after closing of certain potential liabilities.

“The acquisition of LAVA Therapeutics reinforces XOMA’s philosophy of ‘strength in numbers’, adding two early-stage bispecific antibodies in collaboration with well-established oncology partners, Johnson and Johnson and Pfizer,” stated Owen Hughes, Chief Executive Officer of XOMA Royalty. “The combination of future milestones and royalties from the LAVA programs has the potential to drive significant value creation for the LAVA CVR holders and XOMA Royalty over time.”

The initial offer period and subsequent offer period expired one minute after 11:59 p.m. Eastern Time on Wednesday, November 12, 2025, and one minute after 11:59 p.m. Eastern Time on Thursday, November 20, 2025 (the “Final Expiration Date”), respectively. As of the Final Expiration Date, a total of 23,956,708 Shares were validly tendered, and not validly withdrawn, representing approximately 91.1% of the outstanding Shares as of the Final Expiration Date.

Following the acceptance for payment of all Shares tendered in the subsequent offering period, LAVA consummated a corporate reorganization resulting in XOMA Royalty acquiring 100% of the shares in LAVA’s successor and all then-remaining LAVA shareholders (other than XOMA Royalty) receiving the same cash and CVR consideration per share as is provided in the tender offer, subject to applicable withholding taxes. Prior to the opening of trading on November 21, 2025, public trading of the Shares was suspended, and LAVA intends promptly to cause such Shares to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

Advisors

XOMA Royalty was represented by Gibson, Dunn & Crutcher LLP and Loyens & Loeff N.V, who acted as U.S. and Dutch legal advisors, respectively. Leerink Partners acted as exclusive financial advisor to LAVA, and Cooley LLP and NautaDutilh N.V. served as U.S. and Dutch legal advisor, respectively, to LAVA.

About XOMA Royalty Corporation

XOMA Royalty is a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health. XOMA Royalty acquires the potential future economics associated with pre-commercial and commercial therapeutic candidates that have been licensed to pharmaceutical or biotechnology companies. When XOMA Royalty acquires the future economics, the seller receives non-dilutive, non-recourse funding they can use to advance their internal drug candidate(s) or for general corporate purposes. XOMA Royalty has an extensive and growing portfolio of assets (asset defined as the right to receive potential future economics associated with the advancement of an underlying therapeutic candidate). For more information about XOMA Royalty and its portfolio, please visit www.xoma.com or follow XOMA Royalty Corporation on LinkedIn.

XOMA Royalty Forward-Looking Statements/Explanatory Notes

Certain statements contained in this press release are forward-looking statements, including statements regarding the payment and timing of payment of the Offer to former LAVA common stockholders, the ability and timing of delisting of LAVA common stock, the ability of XOMA Royalty to monetize LAVA’s programs for the benefit of XOMA Royalty and LAVA shareholders, the ability of XOMA Royalty to obtain a final determination of any potential liabilities after closing, and the ability to achieve any dispositions within the disposition period under the CVR, including the new form thereto. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “approximately,” “look to,” “plan,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions. These forward-looking statements are not a guarantee of XOMA Royalty’s performance, and you should not place undue reliance on such statements. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks including the risk that XOMA Royalty does not achieve the anticipated benefits from LAVA’s two partnered assets or the potential out license or sale of LAVA’s unpartnered programs, the risk that XOMA Royalty is unable to enter into dispositions related to the LAVA programs, the risk that XOMA Royalty is unable to obtain a timely or satisfactory final determination of any potential liabilities after closing, and risks that the conditions to the closing the transaction in the Purchase Agreement and Amendment are not satisfied. Other potential risks to XOMA Royalty meeting these expectations are described in more detail in XOMA Royalty’s most recent filing on Form 10-Q and in other filings with the Securities and Exchange Commission. Any forward-looking statement in this press release represents XOMA Royalty’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA Royalty disclaims any obligation to update any forward-looking statement, except as required by applicable law.

EXPLANATORY NOTE: Any references to “portfolio” in this press release refer strictly to milestone and/or royalty rights associated with a basket of drug products in development. Any references to “assets” in this press release refer strictly to milestone and/or royalty rights associated with individual drug products in development.

XOMA Royalty Investor Contact	XOMA Royalty Media Contact

Juliane Snowden	Kathy Vincent
XOMA Royalty Corporation	KV Consulting & Management
+1 646-438-9754	kathy@kathyvincent.com
juliane.snowden@xoma.com